UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 4)1

Wilhelmina International, Inc.
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

968235 101
(CUSIP Number)

John P. Murray
Newcastle Capital Management, L.P.
200 Crescent Court, Suite 1400
Dallas, Texas 75201
(214) 661-7474
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 13, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 968235 101

1	NAME OF REPORTING PERSON NEWCASTLE PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 31,526,517
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 31,526,517
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,526,517
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.4%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 968235 101

1	NAME OF REPORTING PERSON NEWCASTLE CAPITAL MANAGEMENT, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 31,526,517
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 31,526,517
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,526,517
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.4%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 968235 101

1	NAME OF REPORTING PERSON NEWCASTLE CAPITAL GROUP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 31,526,517
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 31,526,517
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,526,517
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.4%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 968235 101

1	NAME OF REPORTING PERSON MARK E. SCHWARZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 31,626,517
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 31,626,517
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,626,517
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.4%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 968235 101

1	NAME OF REPORTING PERSON JOHN P. MURRAY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 50,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 50,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 968235 101

1	NAME OF REPORTING PERSON EVAN STONE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 968235 101

The following constitutes Amendment No. 4 (“Amendment No. 4”) to the Schedule 13D filed by the undersigned.  This Amendment No. 4 is jointly filed by Newcastle Partners, L.P., a Texas limited partnership (“NP”), Newcastle Capital Management, L.P., a Texas limited partnership (“NCM”), Newcastle Capital Group, L.L.C., a Texas limited liability company (“NCG”), Mark E. Schwarz, John P. Murray and Evan Stone relating to shares of the common stock of Wilhelmina International, Inc. (formerly known as New Century Equity Holdings Corp.), a Delaware corporation.  This Amendment No. 4 amends the Schedule 13D as specifically set forth.

Item 1.	Security and Issuer.

Item 1 is hereby amended and restated in its entirety to read as follows:

This Statement relates to shares of the common stock, par value $0.01 per share (the “Common Stock”), of Wilhelmina International, Inc. (formerly known as New Century Equity Holdings Corp.) (the “Issuer”).  The address of the principal executive offices of the Issuer is 200 Crescent Court, Suite 1400, Dallas, Texas 75201.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated in its entirety to read as follows:

(a) - (c)  This Statement is jointly filed by NP, NCM, NCG, Mark E. Schwarz, John P. Murray and Evan Stone (collectively, the “Reporting Persons”).  Because Mark E. Schwarz is the managing member of NCG, which is the general partner of NCM (with Mark Schwarz, NCG and NCM, hereinafter referred to as the “Controlling Persons”), which in turn is the general partner of NP, the Controlling Persons may be deemed, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Act”), to be the beneficial owners of all shares of Common Stock held by NP.  The Reporting Persons are filing this Statement jointly, as they may be considered a “group” under Section 13(d)(3) of the Act.  However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

The principal occupation of Mark E. Schwarz is serving as the managing member of NCG.  The principal business of NCG is acting as the general partner of NCM.  The principal business of NCM is acting as the general partner of NP.  The principal business of NP is investing in securities.  The principal occupation of John P. Murray is serving as Chief Financial Officer of NCM.  The principal occupation of Evan Stone is serving as Vice President and General Counsel of NCM.  The principal place of business for each of the Reporting Persons is 200 Crescent Court, Suite 1400, Dallas, Texas 75201.

Mark E. Schwarz is Chairman of the Board and the Interim Chief Executive Officer of the Issuer.  John P. Murray is a director and the Chief Financial Officer of the Issuer.  Evan Stone is a director and the Secretary of the Issuer.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP NO. 968235 101

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           NP, NCM and NCG are organized under the laws of the State of Texas.  Messrs. Schwarz, Murray and Stone are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

On February 13, 2009, concurrently with the closing of the Acquisition Agreement (as defined below), NP acquired an additional 12,145,749 shares of Common Stock for an aggregate purchase price of approximately $3,000,000 pursuant to the Equity Financing Agreement (as defined below), as discussed in further detail in Item 4.  Such shares of Common Stock were acquired with the working capital of NP.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On August 25, 2008, in connection with the Issuer’s execution of an agreement (the “Acquisition Agreement”) to acquire Wilhelmina International, Ltd. and its affiliated companies, NP entered into a purchase agreement with the Issuer (the “Equity Financing Agreement”) for the purpose of providing financing to the Issuer to complete the transactions contemplated by the Acquisition Agreement.  The Acquisition Agreement closed on February 13, 2009.  Concurrently with the closing of the Acquisition Agreement, NP acquired 12,145,749 shares of Common Stock at a price of $0.247 per share (representing a per share price slightly higher than the per share price applicable to the Common Stock issued under the Acquisition Agreement), pursuant to the terms of the Equity Financing Agreement.  Under the Equity Financing Agreement, NP has committed to purchase, at the Issuer’s election at any time or times prior to six months following the closing of the Acquisition Agreement, up to an additional $2,000,000 of Common Stock on the same terms.  Concurrently with the closing of the Acquisition Agreement, the Issuer and NP also entered into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which NP has been granted certain demand and piggyback registration rights with respect to the Common Stock it holds, including the Common Stock issued to NP under the Equity Financing Agreement.

The foregoing descriptions of the Equity Financing Agreement and the Registration Rights Agreement are not complete and are qualified in their entirety by reference to the full text of the Equity Financing Agreement and Registration Rights Agreement.  A copy of the Equity Financing Agreement is filed as an exhibit to Amendment No. 3 to the Schedule 13D filed on August 27, 2008 and is incorporated herein by reference.  A copy of the Registration Rights Agreement is filed as an exhibit hereto and is incorporated herein by reference.

CUSIP NO. 968235 101

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety to read as follows:

(a)           The aggregate percentage of shares of Common Stock reported to be owned by the Reporting Persons is based upon 129,440,752 shares outstanding, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Current Report on Form 8-K filed on February 18, 2009.

As of the filing date of this Statement, NP beneficially owned 31,526,517 shares of Common Stock, representing approximately 24.4% of the issued and outstanding Common Stock of the Issuer.

NCM, as the general partner of NP, may also be deemed to beneficially own the 31,526,517 shares of Common Stock beneficially owned by NP.

NCG, as the general partner of NCM, which in turn is the general partner of NP, may also be deemed to beneficially own the 31,526,517 shares of Common Stock beneficially owned by NP.

Mr. Schwarz, as the managing member of NCG, the general partner of NCM, which in turn is the general partner of NP, may also be deemed to beneficially own the 31,526,517 shares of Common Stock beneficially owned by NP.  Mr. Schwarz also beneficially owns an additional 100,000 shares of Common Stock issuable upon the exercise of options granted to Mr. Schwarz in his capacity as a director of the Issuer, which, together with the 31,526,517 shares of Common Stock beneficially owned by NP, represents approximately 24.4% of the issued and outstanding shares of Common Stock of the Issuer.

Mr. Murray beneficially owns 50,000 shares of Common Stock issuable upon the exercise of options granted to Mr. Murray in his capacity as an officer of the Issuer.

Mr. Stone does not currently beneficially own any securities of the Issuer.

(b)           By virtue of his position with NP, NCM and NCG, Mr. Schwarz has the sole power to vote and dispose of the shares of Common Stock beneficially owned by NP reported in this Statement.  Messrs. Schwarz and Murray each has the sole power to vote and dispose of the shares of Common Stock reported as beneficially owned by each of them in this Statement.

(c)           There have been no transactions in the securities of the Issuer by the Reporting Persons during the past 60 days other than NP’s acquisition of shares of Common Stock pursuant to the Equity Financing Agreement discussed in further detail in Item 4.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           Not applicable.

CUSIP NO. 968235 101

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On February 13, 2009, NP entered into the Registration Rights Agreement as discussed in further detail in Item 4.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1
Joint Filing Agreement dated February 18, 2009 by and among Newcastle Partners, L.P., Newcastle Capital Management, L.P., Newcastle Capital Group, L.L.C., Mark E. Schwarz, John P. Murray and Evan Stone.

99.2	Registration Rights Agreement dated February 13, 2009 by and between New Century Equity Holdings Corp. and Newcastle Partners, L.P.

CUSIP NO. 968235 101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: February 18, 2009	NEWCASTLE PARTNERS, L.P.

	By:	Newcastle Capital Management, L.P.,
its General Partner

	By:	Newcastle Capital Group, L.L.C.,
its General Partner

	By:	/s/ Mark E. Schwarz
Mark E. Schwarz, Managing Member

NEWCASTLE CAPITAL MANAGEMENT, L.P.

By:	Newcastle Capital Group, L.L.C.,
its General Partner

By:	/s/ Mark E. Schwarz
Mark E. Schwarz, Managing Member

NEWCASTLE CAPITAL GROUP, L.L.C.

By:	/s/ Mark E. Schwarz
Mark E. Schwarz, Managing Member

/s/ Mark E. Schwarz
MARK E. SCHWARZ

/s/ John P. Murray
JOHN P. MURRAY

/s/ Evan Stone
EVAN STONE